August 7, 2006

Mr. Hugh Fuller

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0511

Washington, D.C. 20549

RE:	Grant Enterprises, Inc.

Amendment No. 3 to Form SB-2

Filed July 5, 2006

Registration No. 333-127259

Dear Mr. Fuller:

We represent Grant Enterprises, Inc. (“Grant” or the “Company”). We are in receipt of your letter dated July 20, 2006 regarding the above referenced filing and the following are the Company’s responses thereto:

Management Discussion and Analysis

Critical Accounting Policies, page 13

1.

Expand your critical accounting policies disclosure to encompass all assumptions with respect to your revenue recognition and accounting for income taxes policies. In this respect, please revise for the following specific items:

•	Your disclosure should provide your product and services accounting policy, including your analysis of the indicators supporting your determination of gross verses net reporting.

•	Your disclosure indicates receivables from the sale of chairs have not had a material risk of non-payment. Clarify how s statement impacts your allowance for doubtful accounts.

•

Your disclosure indicates you have tax carryforward as you have experienced operating losses. Clarify whether you apply valuation allowance against your net operating loss carryforwards. In addition, disclose the nature of the estimates involved when computing your valuation allowance, how you arrived at the estimate and whether, the estimate is reasonably likely to change in the future.

ANSWER:	This section has been revised to expand on the above specified items.

2.

Your disclosure in this section states, “[t]he Company considers competition from similar companies to be a risk for future revenues. Downward trend of [y]our revenues may continue with increased competition. Although the sale of Chairs has declined due to competition the revenues from vending remain steady. Please move this discussion to a more relevant Part of your Management Discussion and Analysis disclosure, such as the “Overview” section.

ANSWER:	This section has been revised to move this sentence.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Cost of Services, page 14

3.

The balances discussed in this section appear to be your gross profit balances not your cost of services balances. Revise your disclosure: as appropriate. In addition, since you report gross profit op your statement of operations, revise your results of operations disclosure to include a discussion; of gross profit

ANSWER:	This section has been revised to discuss cost of services where in the prior filing, the numbers used were gross profit and to include a discussion of the gross profit.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

4.

Since you report gross profit on your statement of operations, revise your results of operations disclosure to include a discussion of gross profit Ensure to discuss the reasons your gross profit increased significantly in fiscal year 2005 and whether such increase represents a trend.

ANSWER:	This section has been revised to include a discussion of gross profit.

Total Ex-Tenses, page 14

5.	Revise your discussion to disclose the reasons general and administrative expenses decreased in fiscal year 2005.

ANSWER:	This section has been revised to disclose the reasons general and administrative expenses decreased in fiscal; year 2005.

Capital Resources and Liquidity, page 15

6.

Your disclosure refers to your September 31, 2005 cash, current assets and current liabilities balances. Revise to disclose balances relevant to your most recent periodic filing included in your registration statement.

ANSWER:	This section has been revised to disclose balances relevant to our most recent periodic filing.

Report of Independent Registered Public Accounting Firm

7.

We note the audit report included in your registration statement covering the fiscal years ended December 31, 2005 and 2004 is not signed. Revise to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

ANSWER:	A signed audit report has been included in the current filing.

Financial Statements as of and for the Year Ended December 31, 2005

8.	Your financial statements do not have page numbers. Please revise.

ANSWER: The financial statements have been revised to include the page numbers.

Consolidated Balance Sheets

9.

Your response to prior comment number 6 states, in part, “[t]here was n liability at December 31, 2004 because there was no loan at that time.” We further note your “Demand note payable — stockholder” financial statement caption contained in your Form SB-2 filed on August 5, 2005 and Amendment No. 1 to Form SB-2 filed on November 11, 2005 had a balance of $36,461. However, your consolidated balance sheet contained in your current registration statement has a zero balance for the stockholder loans. Clarify why this balance changed. In addition, we note several of your other December 31, 2004 balance sheet captions changed between amendment No. 2 and No. 3, such as cash, accounts receivable, property and equipment, additional paid in capital and retained earnings (deficit). Provide the specific reasons each one of these balance sheet captions changed. If the balances included within your December 31, 2004 balance sheet were improperly recorded in previous Form SB-2 filings, revise your financial statements report the restatement pursuant to paragraphs 36 and 37 of APB 20.

ANSWER:

Please note that the balance in the first filing was incorrect. The amount due to the shareholder was converted to equity and this transaction was not communicated to the company’s internal accountant until after the first filing was made. The reasons that there was changes in between Amendment No. 2 and No. 3 was the company reviewed the financials for amendment No. 3 and felt the change in captions better described the actual nature of the balance sheet accounts. The company has included in the footnote disclosure #12, “Restatement and Reclassification of Financial Statement”, so that the reader of the financial statement is aware of these changes. The financial statements have been revised to report the restatement pursuant to paragraphs 36 and 37 of APB 20. The restatement of the financials is due to the improperly recorded amounts that were discovered at the end of 2005.

10.

Your response to prior comment number 6 also indicates the loan was reclassified as partner’s capital as the note holder decided to contribute this payable to capital. Clarify how your accounting complies with APB 26, paragraph 20 (including footnote 1). Please provide the journal entries used to record this transaction.

ANSWER:

APB 26 paragraph 20 does not apply to this transaction since it was not an early extinguishments of debt. The balance due to the shareholder has been reclassified as capital at the shareholder’s request. The following is the journal entry dated December 31, 2004. Debit shareholder payable $36,461, debit property $1,898, credit additional paid in capital $38,359.

11.

Your response to prior comment number 9 states, [t]he reclassification is a correction of an error.” However, you have not provided all the disclosure required by paragraphs 36 and 37 of APB 20. Further, the audit opinion included in the registration statement does not reference the restatement. We refer you to AU Section 561.06a. Revise as appropriate.

ANSWER:

The footnotes have been revised to provide required disclosure as per paragraphs 36 and 37 of APB 20. please see footnote #12. The audit opinion letter has also been revised to reference this restatement.

Statement of Stockholders’ Equity

12.

Your statement provides a caption for “[n]et change to unit holder’s capital on conversion of note payable to unit holder of the subsidiary company.” Explain the nature of this transaction. As part of your response, explain how this note was originated, when it was converted and how your subsidiary is involved in this transaction. Clarify why you believe it is appropriate to report such activity directly to accumulated deficit. In addition, provide the accounting literature you applied when accounting for this transaction. Provide the same analysis for the similar amount reported on your March 31, 2006 statements of stockholders’ equity.

ANSWER:

The nature of this transaction is the majority unit holder of the subsidiary, Mr. Richard Carrigan, was paying for company expenses from time to time prior to acquisition of the subsidiary by the company. Mr. Carrigan also took money out of the company which was reflected as shareholder receivable. There was no written note and the majority unit holder took care of cash flow needs of the subsidiary from time to time starting at the subsidiary’s inception. The payables and the receivables in 2005 were offset against each other which resulted in a net receivable of $4,721. This amount has been written off and recorded as compensation to Mr. Richard Carrigan.

The financial statements have been revised to reflect this activity in the income statement. The amount reported on the March 31, 2006 statements has been reflected as compensation to Mr. Carrigan consistent with the prior year treatment of this type of transactions.

Notes to the Financial Statements

Revenue Recognition

13.

We have read your analysis of EITF 99-19 supporting your conclusion gross reporting is appropriate for revenue derived from the sale of chairs in response to prior comment number 10. Your support appears to be largely based on the fact the customer pays you directly for the kale. However, this is not an indicator provided in EITF 99-19 and therefore is not support of gross reporting_ Please provide a full analysis of all the indicators listed in EITF 99-19 and explain whether each one supports gross or net presentation. In this respect, since you do not accept the products purchased by the customer, clarify whether you are the primary obligator in these sale arrangements; we refer you to EITF 99-19, paragraph 7. If you are not the primary obligator, this would be a strong indicator of net reporting. Further, it does not appear that you have general inventory risk, which is another strong indicator of net reporting; we refer you to paragraph 8 of EITF 99-19. Further, your response indicates you receive a net amount from the sale. Clarify whether you receive a fixed fee for the sale of the chairs; we refer you to paragraph 16 of EITF 99-19. In addition, please refer to Example 1 in Exhibit A of EITF 99-19 when preparing your analysis.

ANSWER:	Please note that the analysis covers the following four indicators:

1) the company acts as a principle in this transaction

2) takes title of the products

3) has risks and rewards of ownership

4) the company acts as an agent or broker with compensation on a commission or fee basis.

The Company has reviewed its distribution agreement with Welltec, the supplier, in conjunction with its analysis and has concluded as the distributor agreement states, that the Company acts as a principle in the transaction, takes title to the products as soon as the product is shipped, has risks and rewards of ownership such as risks of loss of collection or delivery and does not act as an agent or broker with compensation on a commission. A typical transaction is when the company receives from a customer an order for the company to buy the chair. The amount billed for the chair is determined by the company, and includes not only the amount for the purchase of the chair from the supplier, but also the company’s markup on the chair of which the customer is responsible for paying the company in full, rather than paying the supplier whereby the supplier pays the company. The Revenue Recognition footnote has been revised accordingly.

In regards to paragraph 7, of EITF 99-19, the company from time to time, accepts products as inventory. In the Welltect distributor agreement, we refer to paragraph 7 which states that supplier will ship distributor, and not to the customer, within 5 days of placing the order. Therefore it is the company that is responsible for providing the product to the customer, and is responsible for fulfillment as the customer only deals with the company. As the customer pays the company’s price, and not the distributor’s price, is another indicator that the customer deals directly with the company and it’s the company responsible for fulfillment of the order.

In regards to paragraph 8, of EITF 99-19, the company has the inventory risk and takes title and responsibility as per the supplier agreement, which states, that the terms are FOB from the manufacturer and the inventory is then therefore the full responsibility of the company. The company is also responsible per the distribution agreement for proper installation and servicing of the chairs as well as spare parts to maintain the chairs under the warranty period.

In regards to paragraph 16, of EITF 99-19, the company does not earn a fixed dollar amount as the company sets the price on the chair and related products purchased from the supplier. The supplier is not responsible for paying the company a fixed amount or commission on the sale of its chairs.

14.

We note your response to prior comment number 10 and reissue and clarify the comment a portion of the comment Explain whether the revision to report revenue on the gross basis is a correction of an error pursuant to paragraph 13 of APB Opinion 20. If it is the correction of an error, provide all disclosure required by paragraphs 36 and 37 of APB Opinion 20 and revise the audit opinion to reference the restatement pursuant to AU Section 561.06a. If you believe the error is not material, provide your full materiality analysis of the error pursuant to SAB Topic 1M.

ANSWER:

Yes, this was a correction of an error. However 2003 financial statements are not presented in the current amendment and had no impact 2003 net income or beginning retained earnings at January 1, 2004. Please look at footnote #12 titled “Statement Reclassifications and Restatement of Financial Statements Due to Errors”

15.

We note your response to prior comment number 12 and reissue and clarify the comment. Your accounting policy for each type of revenue transaction should clearly demonstrate how you evaluate the basic criteria of SAB Topic 13 when determining revenue is realized and earned. We refer you to SAD Topic 13, Section A.1. Further, your revised disclosure indicates chairs are sold from your inventory. However, you do not take possession of the chairs and do not report inventory on your balance sheet. Please revise your disclosure to delete any reference to inventory and clearly describe the manner in which your chair sales are consummated.

ANSWER:

The Company has revised the revenue recognition footnote to more clearly disclose its policy for each type of revenue transaction as well as explain the reason for the use of inventory in the disclosure.

Short-Term Investments

16.	Clarify why you have a short-term investment accounting policy when you do not have any investments recorded on your balance sheet or revise to remove this disclosure.

ANSWER:	The Company has revised the footnotes to remove the footnote regarding short term investments.

Property and Equipment

17.

Your revised disclosure states depreciation is computed using the double declining method and your property and equipment has a useful life of five years. Explain why so little depreciation was recorded in fiscal year 2005.

ANSWER:

The reason that so little depreciation was recorded in fiscal year 2005, is due to the fact that the chairs are nearing the end of their useful lives and therefore less depreciation has been recorded from the prior year, due to the method of depreciation used.

Income Taxes

18.

Your response to prior comment number 14 states, “[t]he Company has its footnotes in accordance with SFAS 109.” However, you have not provided all the required disclosures required pursuant to paragraphs 43 through 49 of SFAS 109. Revise as appropriate. In addition your financial statements do not have income tax expense or deferred tax assets/liabilities balances reported. Please tell us how your accounting complies with the objectives and basic principals and recognition and measurement provisions of SFAS 109. We refer you to paragraphs 6 through 8 and 16 of SFAS 109.

ANSWER:	The footnotes to the financial statements have been revised to be in accordance with SFAS 109. In addition the financial statements have been revised to include an income tax expense caption.

19.

Your response indicates you are accruing income taxes in accordance with APB 28, paragraphs 19 and 20. However, you do not have income tax payables recorded as of March 31, 2006. Please advise how your accounting complies with APB 28, paragraphs 19 and 20.

ANSWER:	The footnote regarding income taxes has been revised to disclose that the income tax expense recorded during the quarter is fully offset by the net operating loss carryforwards.

Fair Value of Financial Instruments

20.

Your disclosure refers to short-term investments and long-term debt to banks. However, you do not appear to have such financial instruments. Your disclosure should be specific to your financial statements to help investors understand the nature of your financial instruments. Revise.

ANSWER:	The Company has revised its footnotes to remove any reference to short-term investments and long-term debt.

Earnings Per Share

21.

Your disclosure states, “[d]iluted EPS reflects the potential dilution of securities that could share in the earnings.” However, your consolidated statement of operations does not provide diluted EPS information. Explain whether the 200,000 stock options issued on September 1, 2005 could potentially dilute basic EPS. If so, revise to include diluted EPS on your consolidated statement of operations and provide the disclosure required by paragraph 40a of SFAS 128. If not, revise to disclose that because the effect of the stock options would have been antidilutive for the periods presented you do not report these options in diluted EPS; we refer you to paragraph 40.c: of SFAS 128.

ANSWER:

The Company has reviewed SFAS 128 and has revised the financial statements to show earnings per share, basic and diluted, as the same. The Company would have no dilution in earnings per share as the company had a loss for 2005 and 2004.

Compensation in the Form of Stock

22.

We note your response to prior comment number 16 and reissue and clarify the comment Your response indicates you issued stock options for sale. However, we do not see any cash reported on your consolidated statement of cash flows for the year ended December 31, 2005. Therefore, it appears-you issued an option to purchase your common stock. If this is correct, revise to disclose whether account for your stock compensation plan pursuant to APB 25 or SFAS 123 and provide the disclosures required by paragraphs 45 through 48 of SFAS 123.

ANSWER:

The Company has reviewed its prior response and clarifies our response to state that the company offered stock options for the purchase of common stock and therefore the company was not selling stock options. The company has revised it footnote disclosure to include disclosures required by paragraphs 45 thru 48 of SFAS 123.

Interim Financial Statements as of and for the Three Months Ended March 31, 2006

Consolidated Statements of Operations

23.

It appears you have improperly reported earnings per share as of March 31, 2005 as 50.01 instead of $0.006. Please revise or provide your calculation supporting your currently reported earnings per share.

ANSWER:	The Company has reviewed the current filing to be certain that earnings per share as stated in this filing has been stated correctly.

Note 2. Related Party Transactions

24.

Your response to prior comment number 15 indicates that your financial statements have been revised to disclose related party loans as of the balance sheet date. However, your disclosure refers to your balance as of December 31, 2005. Revise to disclose the amount due at the balance sheet date.

ANSWER:	The Company has revised the Related Party Transaction to reflect the current balance sheet date.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Gregg E. Jaclin
GREGG E. JACLIN